Exhibit 99.4
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in the Netherlands. The liability of members is limited.
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Russell L. CHENU
Date of last notice	2 June 2009
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	Not applicable
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	26 June 2009

No. of securities held prior to change	• 25,000 fully paid ordinary shares/CUFS registered in the name of the Director; and

• 442,000 options over unissued ordinary fully paid shares/CUFS, comprising:

• 93,000 options under the 2001 Equity Incentive Plan;

• 90,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;

• 133,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and

• 126,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Class	Ordinary shares/CUFS

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

Number acquired	10,000

Number disposed	Nil

Value/Consideration	$42,500
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change
• 35,000 fully paid ordinary shares/CUFS registered in the name of the Director; and

• 442,000 options over unissued ordinary fully paid shares/CUFS, comprising:

• 93,000 options under the 2001 Equity Incentive Plan;

• 90,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;

• 133,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and

• 126,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change	On-market purchase
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change	Not applicable
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration	Not applicable
Note: If consideration is non-cash, provide details and an estimated valuation

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Interest after change	• Not applicable. Retains interest in the following under the 2006 JHINV Long Term Incentive Plan, previously notified to the ASX:

• 108,637 Relative TSR RSUs; and

• 94,781 Executive Incentive Program RSUs.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3